                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB
                               (Amendment No. 1)

  GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS UNDER
         SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

                               EYE DYNAMICS, INC.
--------------------------------------------------------------------------------
                 (Name of Small Business Issuer in its charter)

          Nevada                                                88-0249812
-------------------------------                             -------------------
(State or other jurisdiction of                                IRS Employer
incorporation or organization)                              Identification No.)


2301 West 205th Street, Torrance, CA                     90501
----------------------------------------               ---------
(Address of principal executive offices)              (Zip Code)

Issuer's telephone number, including area code (310) 328-0477
-------------------------------------------------------------

Securities to be registered under Section 12(b) of the Act:

Title of each class                            Name of each exchange on which
to be so registered                            each class is to be registered

None                                           N/A
----------------------------------             -----------------------------

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, $.001 par value
-----------------------------------------------------------------------------
(Title of class)

PART 1
------

ITEM 1.           DESCRIPTION OF BUSINESS
-------           -----------------------

1. THE COMPANY
--------------

         The Company was formed under the laws of Nevada in 1989 under the name Petro Plex, Inc., and changed its name to Drug Detection Systems, Inc. in 1991 upon the acquisition of OculoKinetics, Inc., a private corporation which initially developed the Company's products. Prior to the acquisition of OculoKinetics, Inc., the Company had no operations. In May 1993, the Company changed its name to Eye Dynamics, Inc. to better describe the Company's operating and marketing focus. The Company has not been involved in any bankruptcy, receivership or similar proceedings since it was formed in August 1989.

         The Company markets and distributes diagnostic equipment that utilizes the Company's proprietary technology and computer software to test individuals for impaired performance resulting from the influences of alcohol, drugs, illness, stress and other factors that affect eye and pupil performance. The Company also markets a medical diagnostic product that tracks and measures eye movements during a series of standardized tests. The result of these tests is used by physicians and clinicians to aid them in diagnosing problems of the vestibular (balance) system and other balance disorders. Testing of patients for irregular eye movements has been a standard medical procedure for several decades and the Company's products have gained a significant share of this highly specialized market.

         The underlying technology used in all of the Company's products is similar, yet differs in its application and use. The Company's products utilize infrared sensitive video cameras to monitor, video tape and analyze eye performance and movement. Medical research conducted over the past 50 years has furnished evidence demonstrating a relationship between irregular eye movement and abnormal central nervous system physiology. The causes of these conditions are numerous, and include the influences of alcohol, drugs, illness, stress, extreme fatigue and other neurological conditions. Generally, product development has followed two paths - that of performance evaluation and that of data gathering for medical diagnostic purposes.


2. THE PRODUCTS
---------------

         All the products share in a modular concept for efficiency in manufacturing. The products are PC Computer based with specialized and proprietary hardware and embedded firmware. The common element of the three is the viewport, where the individual being tested peers into a dark environment. The medical product is more complex because it includes a goggle assembly that the patient wears. It is lightweight and uses microminiature video cameras. The goggle is an essential instrument because certain of the Electronystagmographic ("ENG") tests require the patients to move their heads and often to recline on an examining table.

         Common to operation of all the products is the use of infrared sensitive Charge Coupled Device ("CCD") video cameras that provide a bright video image even though the person being tested sees nothing but a small stimulus or tracking light amid complete darkness.

A. MEDICAL PRODUCT
------------------

         For the medical market, The House InfraRed/Video ENG System is the first major technological improvement in over 40 years for this standard medical testing method. Eletronystagmographic (ENG) testing is a standard medical procedure used in assessing problems of the balance system of patients. This method provides enhanced diagnostic information for the medical practitioner to use for his final diagnosis of the patient's problem. The FDA granted approval in 1994 to market this product.

         Irregular eye movements and conditions are analyzed by medical specialists as an aid in diagnosing problems with the human balance system and other neurological conditions. Heretofore, all competitive products have used 'electrodes' that are taped to the skin around the periphery of the patient's eyes and a very small electrical signal from the corneoretinal potential of the eyes drives a pen recorder. The pen recorder provides a graphical depiction of the eye movements under different test conditions. These graphs then are interpreted by the medical diagnostician.

         The Company's Infrared/Video ENG System was the first to replace the electrodes with infrared sensitive video cameras and with computer digital processing that follow the movement of the eyes and graphically portrays the movements much like the pen recorder. The Company believes the accuracy and display of the IR/Video ENG System is much improved over other existing testing methods. In addition, the use of video by the IR/Video ENG System allows the test administrator or medical practitioner to observe the eye movements directly and provides a videotape record of the test for later playback and additional analysis. The Company believes that this is a large improvement over prior technology. This product was first marketed in 1994, after gaining FDA approval to market. Since then most every competitor has changed from electrodes and is embracing video data acquisition as a superior technology.

         Clinical evaluation and development of the system was done in conjunction with the prestigious House Ear Institute in Los Angeles, California. The House Ear Institute has given the Company permission to use "The House" name when describing the product and in promotional materials.

MARKETING OF THE MEDICAL PRODUCT. Marketing of the IR/Video ENG System is done through a network of independently owned special instrument dealers ("SID's"). These independently owned businesses are distributors of not only the IR/Video ENG System, but of a variety of allied and related products for the audiometric and otolaryngology ("ENT") markets. These distributors are across the United States and operate in territories that are assigned exclusively to them by the Company. In addition, there are several foreign distributors that are merchandising the product in countries such as Egypt, Turkey, Thailand, Taiwan and Korea. The Company is not yet selling in the european common market countries due to lack of the 'CE' mark of approval that must be acquired.

COMPETITION. The Company knows of several companies in the medical market making ENG testing equipment, including Micromedical Technologies, Inc. of Chatham, Illinois, ICS Medical Corporation of Schaumberg, Illinois and Nicolet Instruments of Madison, Wisconsin. The market for the ENG type products is mature and represents only annual growth estimated at 5%, but because of the advancement of technology spurred by the Company's introduction of video data acquisition methods in 1994, the market for replacement products has been robust and will continue to be so for the foreseeable future.

B. PERFORMANCE TESTING
----------------------

         Impaired worker performance can result from many factors. While substance abuse receives the most attention, it has been reported that billions of dollars are lost annually due to worker impairment caused by other factors, such as prescription and/or over-the-counter medications, stress, extreme fatigue and illness. Costs are substantial for businesses with impaired workers and are reflected in low productivity, accidents, higher workers compensation costs, equipment and merchandise damage, as well as rising insurance premiums.

         Over the past decade, different types of performance tests have evolved based on extensive scientific studies validating the relationship between test results and the impaired performance of an individual. They assess an individual's motor and cognitive skills at the time of the test.

         The Company's performance evaluation product consists of the EPS-100 Performance System. The EPS-100 is based on methods developed by the federal government and used by law enforcement over the past 25 years. The EPS-100 is a simple computer system that evaluates the ability of an individual's eyes to follow a moving light and react to a dim and bright light stimulus. The EPS-100 is non-diagnostic and non-judgmental. It evaluates performance of the individual for safety and productivity purposes. The initial price for the product was $15,000, but with redesign and improved components and modest sales volume the product is being repriced to $8,000, which the Company believes is competitive with the price of professional desktop breath testing analyzers commonly used by law enforcement for assessment of blood alcohol content ("BAC") levels in individuals.

         A second model, the EM/1 is designed for use by law enforcement agencies for forensic purposes and assists in evaluation of individuals suspected of driving or being under the influence of intoxicants.

         In most states, law enforcement agencies use a six point evaluation of people thought to be intoxicated. This is referred to as the Standardized Field Sobriety Test ("SFST"). The SFST includes three tests for balance and three tests involving eye performance. Thus, the Company believes there is a need for a product that can be utilized, not only in the jail or precinct house, but in the field by traffic patrol cars. This product must ultimately be in a 'hand held' configuration.

         Hardware for the EM/1 is similar to the EPS-100, but different operating software requires that a person trained and certified in SFST and Drug Recognition and Evaluation operate the equipment and evaluate eye performance. >From the EM/1 test results and other test information, the evaluator draws an opinion as to whether the individual is impaired and under the influence of intoxicants or not, or possibly should be medically treated. The video tape made of the test is then used as evidence to support the conclusion of the law enforcement officer and , depending on the jurisdiction, may be admissible as evidence in court proceedings. The EM/1 is also priced at $8,000 per unit.

MARKETING OF THE EPS-100 AND EM/1.
----------------------------------

         The Company has been test marketing the EPS-100 and has sold a number of units in various locales. Currently, independent sales representatives are being recruited to achieve geographic distribution coverage over the United States. However, implementation of a full marketing plan is contingent on receipt of additional working capital.

         Also, modification of current government testing regulations must be achieved in order for the EPS-100 to be totally accepted by the corporate sector. Current regulations are all written around urine based testing; modifications of these regulations to allow for performance based testing methods in lieu of urine based screening tests will be necessary to gain market acceptance for the EPS-100.

COMPETITION.
------------

         Competition for the EPS-100 is from companies that have developed tests and devices that evaluate motor and cognitive skills. These take the form of hand-eye coordination tests, divided attention tests and other behavioral tests or series of tests administered either in series or selectively. The Company has identified three such competitors that are actively marketing their products, including Performance Factors, Inc. located in Golden, Colorado, Essex Corporation of Columbia, Maryland and Pulse Medical Instruments of Rockville, Maryland.

         The Company knows of only one other company, Pulse Medical Instruments of Rockville, Maryland that is developing a product to be directly competitive with the Company's products. The Pulse Medical product does not use video sensors and its results are displayed in graphic form on a computer monitor for the qualified expert to interpret. The Company believes that such competitive product is much more expensive than the EPS-100 and is still being developed and validated as a useful device.

         The EPS-100 differs from its competitors' tests because the EPS-100 test evaluates changes in eye performance which are involuntary responses and not under the control of the individual. For this reason, these responses cannot be changed, improved upon or learned. All the other competitive forms of performance tests can be learned and over time the individual being tested can improve his skills. The Company feels that this difference is an important competitive advantage over other forms of performance tests.

3. ENGINEERING & MANUFACTURING.
-------------------------------

         The Company has performed all its own design and engineering of products and has developed all software and validation of software algorithms that are used in the analysis portion of the proprietary software.

         Manufacturing of the products is primarily done through subcontracting with various suppliers. The Company does not rely on a single supplier for the major manufacturing of items. Various companies build and test product modules on an OEM contract basis. Final system integration and testing is completed by the Company prior to shipment of devices to end customers.

         Manufactured or fabricated modules include the molded eye piece, the goggle assembly, the viewport assembly and proprietary printed circuit boards. As a majority of the components in the Company's products are readily available, the Company does not anticipate undertaking internal manufacturing of any components. Manufacturing operations consist of only assembly, testing and packaging functions.


4. PATENTS & PROPRIETARY PROTECTION.
------------------------------------

         Ronald A. Waldorf, Chairman of the Board of Directors of the Company and founder of OculoKinetics, holds a patent granted in 1989 for technology utilized in the Company's products. In November 1989 the Company and Mr. Waldorf entered into an Exclusive License Agreement for the technology used in the Company's performance evaluation product. The Exclusive License Agreement is for the term of the patent, but may be terminated on one year's notice by the Company, or by either party upon default by the other. Mr. Waldorf is entitled to an annual $100 royalty fee.

         The Company is the owner of a patent issued in August 1992, covering specifically the EPS-100 and EM/1 models. The existence of patents may be important to the Company's future operations but there is no assurance that additional patents will be issued. For both of the above named patents, eleven foreign patents have been issued and or are pending in several foreign countries.

         Proprietary information and trade secrets relate to a number of items, but essentially covers the method of obtaining data regarding eye performance.


5. EMPLOYEES.
-------------

         The Company currently employs three employees full time, including its President, a development engineer and a marketing manager. Other part time consulting and commissioned personnel are also utilized. The Company's employees are not parties to any collective bargaining agreement, and the Company believes that its employee relations are satisfactory.

ITEM 2            MANAGEMENT'S DISCUSSION AND ANALYSIS OF PLAN OF OPERATIONS.
------            -----------------------------------------------------------

         The Company has invested substantial funds in the last several years developing and validating it's products. Successful marketing of the Infrared/Video ENG System has been achieved, but this is a niche type market and because of this, revenue growth will be limited. Production of this system on a profitable basis has been achieved for this product as well as securing a contract to supply key portions of the product on a private label basis. Almost all of the Company's current revenues come from sale of this product.

         The EPS-100 Performance System has been sold to a few locales and the beta marketing has been successful. For large scale sale of this product the Company needs to have federal drug testing regulations modified. This is a significant project requiring a coordinated effort with potential users, government officials and the help of legislative bodies. Therefore, additional investment capital is required to launch the marketing of the EPS-100 product. A large scale marketing/lobbying effort will be necessary for this product to succeed.

         The Company is in the midst of soliciting capital investment for this project. Until such capital is available, the EPS-100 marketing launch is being delayed and revenues from sale of the medical product will continue to sustain the Company, as it has the past year. Operating expenses are low and in keeping with current revenue levels. There are no planned capital equipment expenditures for the foreseeable future.

RESULTS OF OPERATIONS.
----------------------

FISCAL YEAR ENDED SEPTEMBER 30, 1998 COMPARED TO YEAR ENDED SEPTEMBER 30, 1999.
-------------------------------------------------------------------------------

         Revenues from sale of products increased by 62% from $371,000 in 1998 to $602,000 in 1999. This increase is due to an increase in unit volume of medical products, but was also largely influenced by the change in distribution policy that was implemented in July of 1998. The distribution change eliminated the Company's exclusive distributor of the medical products as the Company began selling directly to end users through a Special Instrument Dealer network. This change increased the average selling price per unit by approximately 50% which contributed to the increase in revenues.

         The distributor change also increased the Company's marketing expense because the distributor was no longer in place to absorb these expenses. In spite of the increased marketing expense, the Company managed to reduce the year to date losses from $(94,000) in 1998 to $(74,000) in 1999. Further, cost of sales for 1999 period was 46% of revenues compared to 55% in the 1998 period. This again, partially reflects the change in distribution policy, but also contributing was decreased product costs because of the increased units number of units being produced.

YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1998.
----------------------------------------------------------------------

         Sales revenues rose from $436,000 in 1997 to $680,000 in 1998 for an increase of 56%. This was the result of overall increased sale of medical products, the addition of a private label medical product customer and securing of a government contract ($36,000) to study effects of pupil reactions and eye movements when a subject is not telling the truth (lie detection). This study was done in conjunction with the University of Utah in Salt Lake City, Utah.

         Cost of sales increased in 1998 to 58% of revenues as compared to 52% in 1997. this increase was a result of higher prices for video cameras and has since been alleviated by redesigning the product to utilize less expensive video cameras.

         Net income for the calendar year 1998 was a modest loss of $(35,000) as compared to a profit of $3,000 in 1997. The loss was attributed to start up and trial operation of a "Telemedicine" service product. After a one year trial that was unsuccessful, the Telemedicine service unit was discontinued in February 1999.

YEAR 2000
---------

         Concerns regarding Year 2000 effect on operations and products have been taken into consideration. First, products manufactured subsequent to July 1997 have utilized computer components that are Y2K compliant. Also, product software was reviewed and brought to Y2K compliance in December 1997. Also, the Company was required to certify to Federal Drug Administration (FDA) in early 1998 that its products were either in compliance or to state when they would be in compliance.

         Also, the Company provided free upgrades of its proprietary software to all users so that they would have the latest version of Y2K compliant software. Older computers are not possible of becoming compliant, so many of the Company's customers elected to purchase new computers from the Company that could be certified as Y2K compliant.

         Internally used computers have been assessed and non-compliant products are being replaced by December, 1999.


ITEM 3            DESCRIPTION OF PROPERTY
------            -----------------------

         The Company owns no real estate. Company offices are leased in an industrial complex at 2301 W. 205th St., #106, Torrance, CA 90501. The offices are 960 square feet in size and the lease expires April 30, 2001. Various subcontractor facilities are utilized for manufacturing of the products.

ITEM 4.           SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS & MANAGEMENT
-------           ------------------------------------------------------------

The following table sets forth certain information regarding the beneficial ownership of the shares of Common Stock of the Company as of September 30, 1999, by (i) each person who is known by the Company to be the beneficial owner of more than five percent (5%) of the issued and outstanding shares of common stock, (ii) each of the Company's directors and executive officers, and (iii) all directors and executive officers and others as a group. The Company has only a single class of shares - Common Stock.


NAME & ADDRESS                          NUMBER OF SHARES        PERCENTAGE OWNED
--------------                          ----------------        ----------------

Charles E. Phillips                     2,374,989 (1)               25.6 (1)
2301 W. 205th St., #106
Torrance, CA 90501

Ronald A. Waldorf                       1,888,815 (2)               20.4 (2)
2301 W. 205th St., #106
Torrance, Ca 90501

Arnold D. Kay                             308,816 (3)                3.3 (3)
2301 W. 205th St., #106
Torrance, CA 90501

Barbara J. Mauch                        1,292,594                   14.0
2301 W. 205th St., #106
Torrance, CA 90501

All directors, executive                5,865,214                   63.3
officers & principal
stockholder as a group
(4 persons)

--------------------------------------


(1) Includes 12,500 shares covered by options exercisable within 60 days

(2) Includes 112,500 shares covered by options exercisable within 60 days

(3) Includes 2,500 shares covered by options exercisable within 60 days

ITEM 5.           DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.
-------           -------------------------------------------------------------

NAME                       AGE     POSITION
----                       ---     --------

Charles E. Phillips        64      President, Treasurer & Director

Ronald A. Waldorf          51      Vice President, Secretary & Director

Arnold D. Kay              64      Director

Barbara J. Mauch           54      Chief Product Development Engineer


The directors are elected annually at the Annual Shareholders Meeting and the term of office is nominally one year.

Charles E. Phillips and Ronald A. Waldorf have been directors of the Company since 1991 and Arnold D. Kay was elected a director in September 1999.

RONALD A. WALDORF has been Chairman of the Board of Directors of the Company since 1991 and is active in overall policy formation and strategic planning for the Company. He is the inventor of the IR/Video ENG System, EPS-100 and EM/1 products. He also owns a patent covering closely related technology that has been licensed exclusively to the Company. Since 1969 Waldorf has been active in the field of otolaryngology, primarily in an academic research environment at the University of Florida, College of Medicine and at the University of California (Irvine), Department of Surgery. He has published numerous articles on vestibular and optokinetic research in international scientific and medical journals and was the principal investigator in a research grant funded by the National Institute of Health/National Institute on Alcohol Abuse and Alcoholism (NIH/NIAAA). Since 1981 he has acted as a consultant to clinics and hospitals in the Los Angeles area, including the House Ear Clinic. He has also consulted to a Japanese company developing new technologies for eye movement detection.
         Waldorf earned an M.S. in 1972 from Department of Physiology, College of Medicine, University of Florida, Gainesville, Florida.

CHARLES E. PHILLIPS has been President and a Director of the Company and predecessor since its inception in 1988. Prior to forming OculoKinetics, Inc. - later Eye Dynamics, Inc. Mr. Phillips operated Charles E. Phillips, Inc., a management and marketing consulting firm. His work has included assignments in marketing, operations and the initiation of start-up ventures. He has over 35 years of management experience in both large and small firms. From 1974 to 1985, Mr. Phillips was Executive Vice President and Director of Akai America, Ltd., a consumer electronics company. His management background has encompassed marketing, new product planning, sales, advertising, finance, accounting, manufacturing, quality assurance and distribution.
         Phillips was granted a B.A. in 1956 from Pepperdine College, Los Angeles, California with emphasis on Business and Speech Education.

ARNOLD D. KAY was elected a Director in September 1999. He has more than 30 years experience in finance, sales and administration. Mr. Kay was an employee of the Company from 1991 to 1994. He currently is co-owner and General Manager of Lomita Blueprint/CADWEST of Lomita, California, a software and computer imaging business focusing in design, graphics and distribution of CAD software and systems.
         Granted B.S. in Business Administration/Finance from California State University, Northridge, California in 1961.

BARBARA J. MAUCH is the primary product development engineer for the Company. She has been with the Company since 1989 and is responsible for product engineering and software development. Her background encompasses computer systems design and software development for access control of buildings and other properties. She served as a Director of the Company from 1991 to 1996.
         Ms. Mauch earned a B.S. in Mathematics from Northern Colorado University, Greeley, Colorado in 1971 and at UCLA, Los Angeles, California completed the Master's program in computer science.

ITEM 6            EXECUTIVE COMPENSATION
------            ----------------------

The following table summarizes all compensation accrued and paid by us in each of the last two fiscal years to the chief executive officer and each other executive officer serving as executive officers whose annual compensation exceeded $100,000.


                           SUMMARY COMPENSATION TABLE

                   Annual Compensation                          Compensation Awards
Name and                                                Securities
Principal                                Restricted     Underlying       All Other
Position    Year   Salary  Bonus   Other    Stock         Options       Compensation
--------    ----   ------  -----   -----    -----         -------       ------------
Charles E.  1997   $35,000     0       0    $417                0             0
Phillips,   1998   $48,000     0       0    $280                0             0
CEO



ITEM 7            CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
------            ----------------------------------------------

Since Inception, the Company has borrowed funds from Mr. Charles E. Phillips, its president and CEO and from employee Barbara Mauch under various promissory notes. These notes bear interest at 10% per annum and are unsecured. As of December 31, 1998, the balance of the notes was $23,470, and the unpaid accrued interest totaled $49,475.

The Company has employment agreements with its CEO and an employee that provide for aggregate annual compensation of $150,000. The agreements are automatically renewed year to year. The agreements may be terminated by the Company or the officers with notice 60 days prior to any expiration date.

ITEM 8            DESCRIPTION OF SECURITIES
------            -------------------------

The Company is authorized to issue 50,000,000 shares of Common Stock, $0.001 par value, of which, as of December 31, 1998, 8,300,627 shares issued and outstanding and held of record by 95 shareholders. The Company has no other classes of securities authorized.

Holders of shares of common stock are entitled to one vote per share on all matters to be voted by the stockholders generally. The approval of proposals submitted to stockholders at a meeting other than for the election of directors requires the favorable vote of a majority of the shares voting, in accordance with the Company By-laws and the laws of the State of Nevada. Stockholders are entitled to receive such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefrom, and in the event of liquidation, dissolution or winding up of the Company to share ratably in all assets remaining after payment of liabilities. The holders of shares of Common Stock have no preemptive, conversion, subscription or cumulative voting rights.

PART II

ITEM 1            MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON
------            --------------------------------------------------------
                  EQUITY AND OTHER SHAREHOLDER MATTERS.
                  -------------------------------------

A. MARKET INFORMATION
---------------------

As of September 30,1999
Traded on: OTC/Bulletin Board                   Symbol: EYDY
Authorized Shares: 50,000,000 Common            Issued & Outstanding: 9,139,460

Price Range of Common Stock:

The following table sets forth the quarterly high and low closing bid and ask prices for the Common Stock, as reported on the OTC/Bulletin Board, since January 1, 1997.

                                                      CLOSING BID                CLOSING ASK
                                                      -----------                -----------
FISCAL 1997                                          LOW       HIGH             LOW      HIGH
-----------                                          ---      -----             ---     -----
         First Quarter                               .02       .04              .20       .25
         Second Quarter                              .04       .05              .20       .25
         Third Quarter                               .05       .06              .20       .25
         Fourth Quarter                              .02       .06              .20       .25

FISCAL 1998
-----------
         First Quarter                               .02       .02              .25       .25
         Second Quarter                              .02       .05              .25       .25
         Third Quarter                               .03125    .03125           .25       .25
         Fourth Quarter                              .02       .77              .20       .81

FISCAL 1999
-----------
         First Quarter                               .14       .46               .16      .51
         Second Quarter                              .13      1.30               .14     1.33
         Third Quarter                               .37       .87               .42      .98


B. HOLDERS: As of September 30, 1999, the Company's Common Stock was held of record by approximately 100 holders. Registered ownership includes nominees who may hold securities on behalf of multiple beneficial owners.

C. DIVIDENDS: The Company has paid no cash dividends on its Common Stock and has no present intention of paying cash dividends in the foreseeable future. Payment of cash dividends in the future will depend, among other things, on the Company's future earnings, requirements for capital improvements, the operating and financial conditions of the Company and other factors deemed relevant by the Board of Directors.

ITEM 2            LEGAL PROCEEDINGS
------            -----------------

There are no pending legal proceedings to which the Company is a party or to which the property interests of the Company are subject.


ITEM 3            CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
------            ---------------------------------------------

                  None

ITEM 4            RECENT SALES OF UNREGISTERED SECURITIES
------            ---------------------------------------

Following table lists all transactions involving issuance of unregistered securities for the past three years, from November 1996 to date of this filing.


                                         PURCHASER OR          CONSIDERATION
DATE   TYPE SHARES        NO. SHARES     RECIPIENT             COMPANY RECEIVED         EXEMPTION
----   -----------        ----------     ---------             ----------------         ---------

11/22/96 Common            413,333  Ronald A. Waldorf          Deferred Salary          Rule 701
                                                               of $62,000
11/22/96 Common            413,333  Charles E. Phillips        Deferred Salary          Rule 701
                                                               of $62,000
11/22/96 Common            250,000  Barbara J. Mauch           Deferred Salary          Rule 701
                                                               of $37,500
8/20/97  Common             72,000  Scott Sand                 Consulting Work          Rule 701
                                                               of $21,000
11/20/97 Common             54,000  Scott Sand                 Consulting Work          Rule 701
                                                               of $15,750
12/18/97 Common             50,000  Ronald A. Waldorf          Deferred Salary          Rule 701
                                                               of $7,500
12/18/97 Common            416,667  Charles E. Phillips        Deferred Salary          Rule 701
                                                               of $62,500
12/18/97 Common            236,667  Barbara J. Mauch           Deferred Salary          Rule 701
                                                               of $35,500
1/30/98  Common             54,000  Scott Sand                 Consulting Work          Rule 701
                                                               of $15,750
1/30/98  Common              1,000  Nonna McCullers            Sales Bonus              Rule 701
                                                               of $150
1/30/98  Common              1,000  Donna Pepper               Sales Bonus              Rule 701
                                                               of $150
6/19/98  Common             70,000  Scott Sand                 Consulting Work          Rule 701
                                                               of $20,417
11/4/98  Common             45,433  Scott Sand                 Consulting Work          Rule 701
                                                               of $6,800
11/17/98 Common            150,000  Barry Sytner               Business Advice          Rule 701
                                                               of $7,500
11/19/98 Common            250,000  Xcel Associates            Option Exercise          Rule 504
                                                               for $31,250
11/30/98 Common            280,000  Charles E. Phillips        Deferred Salary          Rule 701
                                                               of $42,000
11/30/98 Common            120,000  Barbara J. Mauch           Deferred Salary          Rule 701
                                                               of $18,000
2/4/99   Common            250,000  Xcel Associates            Option Exercise          Rule 504
                                                               for $31,250
3/3/99   Common            250,000  Xcel Associates            Option Exercise          Rule 504
                                                               for $31,250
3/4/99   Common            250,000  Xcel Associates            Option Exercise          Rule 504
                                                               for $31,250
3/9/99   Common             45,333  Scott Sand                 Consulting Work          Rule 701
                                                               of $6,800
7/20/99  Common             43,500  Scott Sand                 Consulting Work          Rule 701
                                                               of $6525

ITEM 5            INDEMNIFICATION OF DIRECTORS AND OFFICERS
------            -----------------------------------------

The Bylaws of the Company include the following provision for indemnification of Officers and Directors:

                                   "ARTICLE VI

                    INDEMNIFICATION OF OFFICERS AND DIRECTORS

         Except as hereinafter stated otherwise, the Corporation shall indemnify all of its officers and directors, past, present and future, against any and all expenses incurred by them, and each of them including but not limited to legal fees, judgments and penalties which may be incurred, rendered or levied in any legal action brought against any or all of them for or on account of any act or omission alleged to have been committed while acting within the scope of their duties as officers or directors of this Corporation."

In addition, the Nevada Corporation Code provides for indemnification of officers and directors.

SIGNATURES
----------


         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            EYE DYNAMICS, INC.
                                            ------------------
                                             (Registrant)


Date:  October 28, 1999                     BY:  /S/ CHARLES E. PHILLIPS
                                            ----------------------------
                                            CHARLES E. PHILLIPS, PRESIDENT

PART F/S
--------

                        EYE DYNAMICS, INC. AND SUBSIDIARY

                          AUDITED FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 AND 1997




                          INDEX TO FINANCIAL STATEMENTS


INDEPENDENT AUDITOR'S REPORT.................................................F1

CONSOLIDATED BALANCE SHEETS...............................................F2-F3

CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT................F4

COST OF SALES     ...........................................................F5

OPERATING EXPENSES...........................................................F6

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY...................F7

CONSOLIDATED STATEMENTS OF CASH FLOWS........................................F8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS...............................F9-F15

                                HAROLD Y. SPECTOR
(888)584-5577               CERTIFIED PUBLIC ACCOUNTANTS    80 SOUTH LAKE AVENUE
FAX(626)584-6447                                            SUITE 723
HSPECTORCPA@EARTHLINK.NET                                   PASADENA, CA 91101


                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and stockholders of Eye Dynamics, Inc.

I have audited the accompanying consolidated balance sheets of Eye Dynamics, Inc. (a Nevada corporation) and its subsidiary, Oculokinetics, Inc.(a California corporation), as of December 31, 1998 and 1997, and the related consolidated statements of operations and accumulated deficit, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these consolidated financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits have a reasonable basis for my opinion.

In my opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial positions of Eye Dynamics, Inc. and its subsidiary as of December 31, 1998 and 1997, and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 12 to the consolidated financial statements, the Company's deficit in stockholders' equity and working capital raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/S/ Harold Y. Spector

Pasadena, CA
February 12, 1999

                                       F2

                         EYE DYNAMICS, INC. & SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS
                                    (AUDITED)
                           December 31, 1998 and 1997


                                     ASSETS
                                                          1998          1997
                                                      ------------  ------------
Current Assets
  Cash                                                $    36,452   $     4,361
  Account Receivables (Note 2)                            128,870        32,708
  Inventories (Note 2 & 3)                                111,513        91,934
                                                      ------------  ------------

    Total Current Assets                                  276,835       129,003
                                                      ------------  ------------

Property and Equipment (Note 2)
  Furniture and Fixtures                                    1,432         1,432
  Equipment - Telemed                                      12,632        10,729
                                                      ------------  ------------
                                                           14,064        12,161
  Less: Accumulated Depreciation                           (5,015)       (2,679)
                                                      ------------  ------------

    Total Property and Equipment                            9,049         9,482
                                                      ------------  ------------

Other Assets
  Organizational Costs, net of accumulated
   amortization of $4,858                                       0             0
  Deposits                                                  6,141           659
                                                      ------------  ------------

    Total Other Assets                                      6,141           659
                                                      ------------  ------------

TOTAL ASSETS                                          $   292,025   $   139,144
                                                      ============  ============


                                       F3

                         EYE DYNAMICS, INC. & SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS
                                    (AUDITED)
                           December 31, 1998 and 1997


                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

                                                          1998          1997
                                                      ------------  ------------
Current Liabilities
  Accounts Payable                                    $    92,528   $    63,019
  Accrued Expenses                                        255,601       173,629
  Consigned Inventory (Note 6)                             61,500        61,500
  Line of Credit (Note 4)                                  45,013             0
  Notes Payable, current Portion (Note 5)                 430,191        80,274
                                                      ------------  ------------

    Total Current Liabilities                             884,833       378,422
                                                      ------------  ------------

Long-Term Liabilities
  Long-term debt (Note 5)                                       0       350,000
                                                      ------------  ------------

    Total Liabilities                                     884,833       728,422
                                                      ------------  ------------

Stockholders' Equity (Deficit)
  Common Stock, $.001 par value, 50,000,000
   shares authorized; 8,300,627 shares issued
   and outstanding in 1998, and 7,329,194 in
   1997                                                     8,300         7,329
  Paid-in Capital                                       2,333,027     2,302,027
  Accumulated Deficit                                  (2,934,135)   (2,898,634)
                                                      ------------  ------------

    Total Stockholders' Equity (Deficit)                 (592,808)     (589,278)
                                                      ------------  ------------

TOTAL LIABILITIES AND STOCKHOLDERS'
EQUITY (DEFICIT)                                      $   292,025   $   139,144
                                                      ============  ============

             See accompanying notes and independent auditor's report

                                       F4

                         EYE DYNAMICS, INC. & SUBSIDIARY
          CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT
                                    (AUDITED)
                     Years ended December 31, 1998 and 1997


                                                          1998          1997
                                                      ------------  ------------

SALES                                                 $   679,540   $   436,270

COST OF SALES - SCHEDULE A                                392,303       228,487
                                                      ------------  ------------

GROSS PROFIT                                              287,237       207,783

OPERATING EXPENSES - SCHEDULE B                           184,146       123,219
                                                      ------------  ------------

INCOME (LOSS) FROM OPERATIONS                             103,091        84,564
                                                      ------------  ------------

OTHER INCOME (EXPENSES)
  Interest Income                                               -             3
  Cash Discounts                                           (7,839)       (6,137)
  Depreciation                                             (2,336)       (1,247)
  Late Charges and Penalties                                 (132)         (140)
  Officer's Salaries                                      (90,400)      (35,417)
  Interest Expenses                                       (36,285)      (36,633)
                                                      ------------  ------------

    Total Other Income (Expenses)                        (136,992)      (79,571)
                                                      ------------  ------------

NET INCOME (LOSS) BEFORE TAXES                            (33,901)        4,993

PROVISION FOR INCOME TAXES                                  1,600         1,600
                                                      ------------  ------------

NET INCOME (LOSS)                                         (35,501)        3,393

ACCUMULATED DEFICITS
  Beginning Balance                                    (2,898,634)   (2,910,187)
  Prior Year Adjustment (Note 11)                               -         8,160
                                                      ------------  ------------

  Ending Balance (Deficit)                            $(2,934,135)  $(2,898,634)
                                                      ============  ============

             See accompanying notes and independent auditor's report

                                       F5

                         EYE DYNAMICS, INC. & SUBSIDIARY
                                  COST OF SALES
                                    (AUDITED)
                     Years ended December 31, 1998 and 1997


                                                                 SCHEDULE A

COST OF SALES                                             1998          1997
                                                      ------------  ------------
  Beginning Inventory                                 $    91,934   $    91,266
  Purchases                                               320,919       214,246
  Labors & Commissions                                     86,972        12,215
  Other Overhead Costs                                      3,991         2,694
                                                      ------------  ------------
                                                          503,816       320,421
  Less: Ending Inventory                                  111,513        91,934
                                                      ------------  ------------

    Total Cost of Sales                               $   392,303   $   228,487
                                                      ============  ============

             See accompanying notes and independent auditor's report

                                       F6

                         EYE DYNAMICS, INC. & SUBSIDIARY
                               OPERATING EXPENSES
                                    (AUDITED)
                     Years ended December 31, 1998 and 1997


                                                                 SCHEDULE B

OPERATING EXPENSES                                        1998          1997
                                                      ------------  ------------
  Accounting                                          $     6,300   $     6,500
  Advertising                                                   -           378
  Answering Service                                             -           198
  Automobile                                                4,200         4,200
  Bad Debts                                                 3,568         1,450
  Bank Charge                                                 407             3
  Billing Service                                           1,006             -
  Commissions                                              21,848         2,400
  Contract Services                                             -        12,817
  Dues and Subscriptions                                      390           339
  Equipment Lease and Rental                                1,320         1,412
  Freight                                                  12,205           613
  Insurance                                                 4,649         7,993
  Legal and Professional                                   24,921        22,008
  Licenses & Regulatory Fees                                1,983         1,866
  Meals and Entertainment                                      44             -
  Miscellaneous                                                21           401
  Office Supplies                                          11,888         6,510
  Payroll Taxes                                            10,815         5,633
  Postage and Stationeries                                  4,045         2,313
  Printing and Collateral                                   3,721         4,474
  Rent                                                     10,416         7,278
  Repair and Maintenance                                      208           369
  Royalty                                                   1,000             -
  Sales Promotion & Public Relations                          475         1,681
  Salaries and Wages                                       10,963        17,521
  Shows and Exhibits                                        6,500             -
  Subcontractor and Outside Services                            -         5,353
  Supplies                                                  7,626         3,987
  Taxes - Other                                               168            21
  Telephone                                                 9,134         2,293
  Travel                                                   23,457         2,349
  Utilities                                                   868           859
                                                      ------------  ------------

    Total Operating Expenses                          $   184,146   $   123,219
                                                      ============  ============

             See accompanying notes and independent auditor's report

                                       F7


                         EYE DYNAMICS, INC. & SUBSIDIARY
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                                    (AUDITED)
                     Years ended December 31, 1998 and 1997


                                           Common Stock      Paid-in      Accumulated
                                        Shares     Amount    Capital        Deficit      Total
                                        -----------------------------------------------------------

Balance at December 31, 1996            6,498,860  $ 6,499   $2,282,077   $(2,910,187)   $(621,611)

Prior year adjustment                                                           8,160        8,160
                                        -----------------------------------------------------------

Adjusted balance                        6,498,860  $ 6,499   $2,282,077   $(2,902,027)   $(613,451)

Issuance stock for salaries               703,334      703       19,950                     20,653

Issuance stock for
 Professional Fees                        127,000      127                                     127

Net Income                                                                      3,393        3,393
                                        -----------------------------------------------------------

Balance at December 31, 1997            7,329,194  $ 7,329   $2,302,027   $(2,898,634)   $(589,278)

Issuance stock for salaries               400,000      400                                     400

Issuance stock for consulting             321,433      321                                     321

Issuance stock for cash                   250,000      250       31,000                     31,250

Net Loss                                                                      (35,501)     (35,501)
                                        -----------------------------------------------------------

Balance at December 31, 1998            8,300,627   $8,300   $2,333,027   $(2,934,135)   $(592,808)
                                        ===========================================================


             See accompanying notes and independent auditor's report

                                       F8

                         EYE DYNAMICS, INC. & SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                    (AUDITED)
                     Years ended December 31, 1998 and 1997


                                                          1998          1997
                                                      ------------  ------------

CASH FLOWS FROM OPERATING ACTIVITIES
  Net Income (Loss)                                   $   (35,501)  $     3,393
  Adjustments to reconcile net loss to net
   cash provided by operating activities
   Depreciation                                             2,336         1,247
   Prior year adjustments                                       -         8,160
   Issuance Stocks for Salaries                               400        20,653
   Issuance Stocks for Professional Fees                        -           127
   Issuance Stocks for Consulting Fees                        321             -
   (Increase) Decrease in:
      Accounts Receivable                                 (96,162)      (31,474)
      Inventories                                         (19,579)         (668)
      Deposits                                             (5,482)            -
   Increase (Decrease) in:
      Accounts Payable                                     29,509         2,720
      Accrued Expenses                                     81,972        25,314
      Consigned Inventory                                       -       (20,500)
                                                      ------------  ------------

NET CASH PROVIDED (USED) BY OPERATING
 ACTIVITIES                                               (42,186)        8,972
                                                      ------------  ------------

CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of Equipment                                    (1,903)      (10,729)
                                                      ------------  ------------

NET CASH (USED) BY INVESTING ACTIVITIES                    (1,903)      (10,729)
                                                      ------------  ------------

CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from issuing common stock                       31,250             -
  Proceeds from Line of Credit                             45,013             -
  Payments to Officers' Loans                                 (83)         (137)
                                                      ------------  ------------

NET CASH PROVIDED (USED) BY FINANCING
 ACTIVITIES                                                76,180          (137)
                                                      ------------  ------------

NET INCREASE (DECREASE) IN CASH                            32,091        (1,894)

BEGINNING OF YEAR                                           4,361         6,255
                                                      ------------  ------------

END OF YEAR                                           $    36,452   $     4,361
                                                      ============  ============

SUPPLEMENTAL DISCLOSURES:
  Cash Paid During the Year for:

     Interest                                         $         0   $         0
                                                      ============  ============

     Income Tax                                       $     1,600   $     1,600
                                                      ============  ============

             See accompanying notes and independent auditor's report

                                       F9

                         EYE DYNAMICS, INC. & SUBSIDIARY
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AUDITED)
                     Years ended December 31, 1998 and 1997


NOTE 1 - GENERAL

Eye Dynamics, Inc. ("the Company") was formed under the laws of Nevada on August 7, 1989 under the name Petro Plex, Inc. and adopted later as Drug Detection Systems, Inc. The Company changed its name to Eye Dynamics, Inc. and became a California foreign corporation on November 2, 1992.

Eye Dynamics, Inc. is a medical technology and information services company engaged in research, development and marketing of non-invasive medical data analysis, software, and medical information services of disease risk assessment and patient management.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company uses the accrual basis of accounting in accordance with generally accepted accounting principles.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Oculokinetics, Inc. (a California corporation), after elimination of all material intercompany accounts and transactions.

Use of estimates

The preparation of the accompanying consolidated financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that directly affect the results of reported assets, liabilities, revenue, and expenses. Actual results may differ from these estimates.

Cash Equivalents

The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. As of December 31, 1998 and 1997, there were no cash equivalents.

The Company prepares its consolidated statements of cash flows using the indirect method as defined under Financial Accounting Standards Board Statement No. 95.

                                       F10

                         EYE DYNAMICS, INC. & SUBSIDIARY
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AUDITED)
                     Years ended December 31, 1998 and 1997


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounts Receivable

The Company has not established an allowance for doubtful accounts and does not use reserve method for recognizing bad debts. Bad debts are treated as direct write-offs in the period management determines that collection is not probable. Bad debt expense totalled $3,568 and $1,450 for years ended December 31, 1998 and 1997, respectively.

Inventories

Costs incurred for materials, technology and shipping are capitalized as inventories and charged to cost of sales when revenue is recognized.

Inventories consist of finished goods and are stated at the lower of cost or market, using the first-in, first-out method.

Property and Equipment

Property and Equipment are valued at cost. Maintenance and repair costs are charged to expenses as incurred. Depreciation is computed on the straight-line method based on the estimated useful lives of the assets. Depreciation expense was $2,336 and $1,247 for 1998 and 1997, respectively.

Research and Development

Research and development costs are expensed as incurred.

Income Taxes

The Company accounts income taxes in accordance with Financial Accounting standards Board Statement No. 109.

Reclassification

Certain reclassification have been made to the 1997 consolidated financial statements to conform with the 1998 consolidated financial statement presentation. Such reclassification had no effect on net loss as previously reported.

                                       F11

                         EYE DYNAMICS, INC. & SUBSIDIARY
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AUDITED)
                     Years ended December 31, 1998 and 1997


NOTE 3 - INVENTORIES

As of December 31, 1998 and 1997, inventories consisted of the following:

                                                          1998          1997
                                                      ------------  -----------
  Finished Goods                                      $    60,263   $    30,434
  Consigned for TESA (See Note 5)                          51,250        61,500
                                                      ------------  -----------

    Total                                             $   111,513   $    91,934
                                                      ============  ===========


NOTE 4 - LINE OF CREDIT

In 1998, the Company established a $65,000 operating line of credit with Wells Fargo Bank at the bank's prime rate plus 2.75%. This line of credit is payable on demand and is secured by all assets of the Company. As of December 31, 1998, the balance due was $45,013.


NOTE 5 - NOTES PAYABLE
                                                          1998          1997
                                                      ------------  -----------
a.)Notes to Officers, interest at 10%,
   accrued semi-monthly; due 60 days
   after dates of notes; unsecured                    $    23,470   $    23,553

b.)Notes to Others, interest at 12%,
   due on demand, unsecured                                10,000        10,000

c.)Note to TESA Corporation, interest
   at 7% payable on maturity date,
   December 31, 1999; maturing 11% of
   gross revenues, collateralized by
   accounts receivable, inventories,
   patents and a licensing agreement                      396,721       396,721
                                                      ------------  -----------

Total                                                     430,191       430,274

Less current maturities                                   430,191        80,274
                                                      ------------  -----------

Long-term debt, net                                   $         0   $   350,000
                                                      ============  ===========


                                       F12

                         EYE DYNAMICS, INC. & SUBSIDIARY
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AUDITED)
                     Years ended December 31, 1998 and 1997


NOTE 6 - SETTLEMENT AGREEMENT AND MUTUAL RELEASE

On December 29, 1993, the Company entered into a settlement agreement and mutual release with TESA Corporation, a former distributor. The agreement provided a payment of $400,000 with simple interest at 7% per annum, payable on or before December 31, 1999. The note principal is payable in monthly installments of 11% of gross revenue on the sales(See Note 5). As of December 31, 1998 and 1997, interest of $139,991 and $111,995 was accrued and no principal payments were made, respectively.

The agreement also provides a payment of $10,250 for each of the first nine product units sold after the agreement as compensations for repurchased units. The balance of these consigned inventory was $51,250 in 1998 and $61,500 in 1997.


NOTE 7 - INCOME TAXES

The Company files separate federal and state income tax returns with its subsidiary.

Provision for income taxes in the consolidated statements of operations for years ended December 31, 1998 and 1997 consist of $1,600 minimum state income taxes in each year, $800 for each corporation.

The Company has net operating loss carryforwards of $461,761 to reduce future taxable income. The subsidiary has NOL carryforwards of $1,479,644. To the extent not utilized, both carryforwards will begin to expire through 2012.


NOTE 8 - STOCKS OPTIONS

In December, 1996, the Company granted 300,000 shares of stock purchase options to principals of Impairment Detection Services, Ltd., as compensation for rescission of Distributor and Preferred Manufacturer Agreements dated on March 8, 1996. The options are exercisable at $0.20 per share and expire on December 20, 1999.

In addition, the Company had 3,250,000 outstanding stock options at various exercise prices and expiration dates. A summary of options outstanding as of December 31, 1998 is shown as follows:

                                      F13

                         EYE DYNAMICS, INC. & SUBSIDIARY
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AUDITED)
                     Years ended December 31, 1998 and 1997


NOTE 8 - STOCKS OPTIONS (Continued)

         Exercise        No. of shares       Expiration
          PRICE           OUTSTANDING           DATE
         --------        -------------       ----------
          $.20               300,000          12/1999
          $.10               400,000           1/2000
          $.125              750,000          11/2001
          $.25             1,000,000          11/2001
          $.375            1,000,000          11/2001
          $.001              100,000          11/2001
                           ---------
                           3,550,000
                           =========

NOTE 9 - RELATED PARTY TRANSACTIONS

In 1998, the Company issued 721,433 shares of stock at par value for officers' salaries and consulting fees.

In 1997, the Company converted $105,500 salaries into equity, by issuing 703,334 shares of stocks at $0.15 per share, for full consideration of such debt. In addition, 127,000 shares of stock were issued at par value, totalled of $127, for professional fees.


NOTE 10 - COMMITMENTS AND CONTINGENCIES

Distribution Agreement

In 1992, the Company entered into a three year distribution agreement with JEDMED Instrument Company. The three year time period commenced ninety days after FDA approval to market the House InfraRed/Video ENG System ("Product") was received. Under the agreement, JEDMED has exclusive rights to market the Product worldwide.

In July 1998, the Company invoked its privilege and terminated the agreement with JEDMED. Subsequent to July, 1998, the Company has been selling the products directly to end users and through Special Instrument Dealers throughout the United States.

Employment Agreements

The Company has employment agreements with two officers that provide for aggregate annual compensation of $160,000 in 1998. The agreements are automatically renewed year to year. The agreements may be terminated by the Company or the officers with notice 60 days prior to any expiration date.

                                      F14

                         EYE DYNAMICS, INC. & SUBSIDIARY
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AUDITED)
                     Years ended December 31, 1998 and 1997


NOTE 10 - COMMITMENTS AND CONTINGENCIES (Continued)

Lease Commitments

The Company leases its office facilities for $710 per month. The lease expires April 1999. Rent expense totaled $10,416 and $7,278 for 1998 and 1997, respectively.

The Company leases various office equipments at $141 per month which commence to expire in 1999.

As of December 31, 1998, the minimum commitments under these leases are $2,950.

NOTE 11 - PRIOR YEARS ADJUSTMENT

The Company had a credit of its legal fees of $8,160 in 1997. This adjustment resulted in an increase of previously reported Retained Earnings for year ended December 31, 1996. This error has no effect on years of 1998 nor 1997.


NOTE 12 - GOING CONCERN

The accompanying consolidated financial statements are presented on the basis that the Companies are going concerns. Going concern contemplates the realization of assets and the satisfication of liabilities in the normal course of business over a reasonable length of time. As shown in the accompanying consolidated financial statements, As of December 31, 1998, the Company has accumulated deficit of $2,934,135, a stockholders' deficit of $592,808 and its current liabilities exceed current assets by $607,998.

Management is currently involved in active negotiations to obtain additional financing and actively increasing marketing efforts to increase revenues. The Company continued existence depends on its ability to meet its financing requirements and the success of its future operations. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.


NOTE 13 - YEAR 2000

The Company believes that it has identified each of its computer systems that will require modifications to enable it to perform satisfactorily on and after January 1, 2000. The financial impact of making such modifications to the Company's systems is not expected to be material to the Company's financial position or results of operations. In addition, the Company is currently corresponding with vendors that provide products and systems to the Company in order to determine if such products and systems will be required to be upgraded or replaced. Although management believes the Company has an adequate program in place to address the year 2000 issue, the costs of upgrades to, or replacements of, its purchased products or systems has not been determined and there can be no assurance that the program will ultimately be successful.

                                      F15

                        EYE DYNAMICS, INC. AND SUBSIDIARY

                        CONSOLIDATED FINANCIAL STATEMENTS

                           SEPTEMBER 30, 1999 AND 1998




                          INDEX TO FINANCIAL STATEMENTS


CONSOLIDATED BALANCE SHEETS............................................F16 - F17

CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT................F18

COST OF SALES................................................................F19

OPERATING EXPENSES...........................................................F20

CONSOLIDATED STATEMENTS OF CASH FLOWS........................................F21

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.............................F22 - F26

                         EYE DYNAMICS, INC. & SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS
                                   (Unaudited)


                                     ASSETS
                                                            September 30,
                                                         1999            1998
                                                      -----------    -----------
Current Assets
  Cash                                                $   51,949     $    5,595
  Account Receivables                                     98,790         39,987
  Inventories                                            105,701        110,933
                                                      -----------    -----------

    Total Current Assets                                 256,440        156,515
                                                      -----------    -----------

Property and Equipment
  Furniture and Fixtures                                   1,432          1,432
  Equipment - Telemed                                     12,632         12,632
                                                      -----------    -----------
                                                          14,064         14,064
  Less: Accumulated Depreciation                          (6,910)        (4,431)
                                                      -----------    -----------

    Total Property and Equipment                           7,154          9,633
                                                      -----------    -----------

Other Assets
  Organizational Costs, net of accumulated
   amortization of $4,858                                      0              0
  Deposits                                                11,072          4,700
                                                      -----------    -----------

    Total Other Assets                                    11,072          4,700
                                                      -----------    -----------

TOTAL ASSETS                                          $  274,666     $  170,848
                                                      ===========    ===========


                                       F16

                         EYE DYNAMICS, INC. & SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS
                                   (Unaudited)


                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

                                                            September 30,
                                                         1999           1998
                                                      -----------    -----------
Current Liabilities
  Accounts Payable                                    $   64,145     $   76,146
  Accrued Expenses                                       250,688        281,745
  Consigned Inventory                                     61,500         61,500
  Deposit from Shareholders                                7,758              -
  Line of Credit                                              12              -
  Notes Payable, current Portion                         430,191         85,274
                                                      -----------    -----------

    Total Current Liabilities                            814,294        504,665
                                                      -----------    -----------

Long-Term Liabilities
  Long-term debt                                               0        350,000
                                                      -----------    -----------

    Total Liabilities                                    814,294        854,665
                                                      -----------    -----------

Stockholders' Equity (Deficit)
  Common Stock, $.001 par value, 50,000,000
   shares authorized; 9,139,460 shares
   issued and outstanding in 1999, and
   7,455,194, in 1998                                      9,139          7,455
  Paid-in Capital                                      2,459,063      2,302,027
  Accumulated Deficit                                 (3,007,830)    (2,993,299)
                                                      -----------    -----------

    Total Stockholders' Equity (Deficit)                (539,628)      (683,817)
                                                      -----------    -----------

TOTAL LIABILITIES AND STOCKHOLDERS'
EQUITY (DEFICIT)                                      $  274,666     $  170,848
                                                      ===========    ===========

                                       F17


                                    EYE DYNAMICS, INC. & SUBSIDIARY
                     CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT
                                              (Unaudited)


                                     Three Months ended           Nine Months ended
                                        September 30,                September 30,
                                     1999         1998           1999         1998
                                 ------------ ------------   ------------ ------------
SALES                            $   260,723  $   166,034    $   601,928  $   370,777

COST OF SALES - SCHEDULE A           114,196       95,233        279,491      203,784
                                 ------------ ------------   ------------ ------------

GROSS PROFIT                         146,527       70,801        322,437      166,993

OPERATING EXPENSES - SCHEDULE B       89,016       65,067        280,579      156,510
                                 ------------ ------------   ------------ ------------

INCOME (LOSS) FROM OPERATIONS         57,511        5,734         41,858       10,483
                                 ------------ ------------   ------------ ------------

OTHER INCOME (EXPENSES)
  Cash Discounts                        (977)      (1,534)        (1,853)      (7,171)
  Depreciation                          (631)        (584)        (1,895)      (1,752)
  Late Charges and Penalties               -            -            (94)        (132)
  Officer's Salaries                 (27,000)     (22,500)       (81,000)     (67,500)
  Interest Expenses                   (9,327)      (9,021)       (29,111)     (26,993)
                                 ------------ ------------   ------------ ------------

    Total Other Income (Expenses)    (37,935)     (33,639)      (113,953)    (103,548)
                                 ------------ ------------   ------------ ------------

NET INCOME (LOSS) BEFORE TAXES        19,576      (27,905)       (72,095)     (93,065)

PROVISION FOR INCOME TAXES                 -            -          1,600        1,600
                                 ------------ ------------   ------------ ------------

NET INCOME (LOSS)                     19,576      (27,905)       (73,695)     (94,665)

ACCUMULATED DEFICIT
  Beginning Balance               (3,027,406)  (2,965,394)    (2,934,135)  (2,898,634)
                                 ------------ ------------   ------------ ------------

  Ending Balance                 $(3,007,830) $(2,993,299)   $(3,007,830) $(2,993,299)
                                 ============ ============   ============ ============
Earnings (Loss) per share        $    0.0021  $   (0.0038)   $   (0.0083) $   (0.0128)
                                 ============ ============   ============ ============
Weighted Average Shares
 Outstanding                       9,128,585    7,366,994      8,890,877    7,366,994
                                 ============ ============   ============ ============

                                       F18


                                  EYE DYNAMICS, INC. & SUBSIDIARY
                                           COST OF SALES
                                            (Unaudited)


                                                                      SCHEDULE A
                                     Three Months ended           Nine Months ended
                                        September 30,                September 30,
COST OF SALES                         1999         1998           1999         1998
                                 ------------ ------------   ------------ ------------

  Beginning Inventory            $   115,169  $    87,226    $   111,513  $    91,934
  Purchases                           64,043      105,294        192,459      197,408
  Labors & Commissions                40,135       13,332         79,955       22,839
  Other Overhead Costs                   550          314          1,265        2,536
                                 ------------ ------------   ------------ ------------
                                     219,897      206,166        385,192      314,717
  Less: Ending Inventory             105,701      110,933        105,701      110,933
                                 ------------ ------------   ------------ ------------

    Total Cost of Sales          $   114,196  $    95,233    $   279,491  $   203,784
                                 ============ ============   ============ ============


                                       F19


                                     EYE DYNAMICS, INC. & SUBSIDIARY
                                           OPERATING EXPENSES
                                               (Unaudited)

                                                                    SCHEDULE B
                                     Three Months ended           Nine Months ended
                                        September 30,                September 30,
OPERATING EXPENSES                    1999         1998           1999         1998
                                 ------------ ------------   ------------ ------------

  Accounting                     $     6,000  $         -    $    11,200  $     6,300
  Advertising                              -            -          1,004            -
  Automobile                           1,050        1,050          4,477        3,150
  Bad Debts                                -            -              -          375
  Bank Charge                            670          336            837          336
  Billing Service                          -          144              -          820
  Consulting                           3,542        3,340         57,875        6,340
  Dues and Subscriptions                  65           98            246          224
  Education                                -            -          1,000            -
  Employee Benefits                      775            -            775            -
  Freight                              5,181        2,306         14,649        7,122
  Insurance                            2,950        1,163         10,559        3,487
  Legal and Professional               2,751        3,404         12,365       10,167
  Licenses & Regulatory Fees           3,484        1,416          4,026        1,723
  Meals and Entertainment                 50            -          1,710           44
  Office Supplies                        333        1,621          2,077        8,850
  Other Expense                            -           21              -           21
  Payroll Taxes                        3,521        2,715         10,936        7,642
  Postage and Stationeries             3,168          523          7,567        2,679
  Printing and Collateral              3,759        1,144         11,129        2,212
  Rent and Lease                       3,026        3,210          8,899        8,438
  Repairs                                 55            -             55            -
  Sales Promotion & P.R.                 930            -          8,080            -
  Salaries, Wages and Commissions     15,091       28,230         43,102       62,338
  Shows and Exhibits                     797        4,257          4,852        4,950
  Supplies                             1,503        2,682          2,527        5,124
  Taxes - Other                            -            -             21          168
  Telephone                            2,295        2,065          6,859        4,931
  Temporary Labor                        200            -            200            -
  Travel                              27,573        5,002         52,940        8,442
  Utilities                              247          340            612          627
                                 ------------ ------------   ------------ ------------

    Total Operating Expenses     $    89,016  $    65,067    $   280,579  $   156,510
                                 ============ ============   ============ ============

                                       F20

                         EYE DYNAMICS, INC. & SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (Unaudited)
                  Nine months ended September 30, 1999 and 1998


                                                         1999         1998
                                                      ----------   ----------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net Income (Loss)                                   $ (73,695)   $ (94,665)
  Adjustments to reconcile net loss to net
   cash provided by operating activities
   Depreciation                                           1,895        1,752
   Issuance stock for consulting fee                     33,125          126
   (Increase) Decrease in:
      Accounts Receivable                                30,080       (7,279)
      Inventories                                         5,812      (18,999)
      Deposits                                           (4,931)      (4,041)
   Increase (Decrease) in:
      Accounts Payable                                  (28,383)      13,127
      Accrued Expenses                                   (4,913)     108,116
                                                      ----------   ----------

NET CASH (USED) BY OPERATING ACTIVITIES                 (41,010)      (1,863)
                                                      ----------   ----------

CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of Equipment                                       -       (1,903)
                                                      ----------   ----------

NET CASH (USED) BY INVESTING ACTIVITIES                       -       (1,903)
                                                      ----------   ----------

CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from Officers                                      -        5,000
  Proceeds from issuing common stock                     93,750            -
  Deposits from Stockholders                              7,758            -
  Payments to Line of Credit                            (45,001)           -
                                                      ----------   ----------

NET CASH PROVIDED BY FINANCING ACTIVITIES                56,507        5,000
                                                      ----------   ----------

NET INCREASE (DECREASE) IN CASH                          15,497        1,234

BEGINNING OF PERIOD                                      36,452        4,361
                                                      ----------   ----------

END OF PERIOD                                         $  51,949    $   5,595
                                                      ==========   ==========
SUPPLEMENTAL DISCLOSURES:
  Cash Paid During the Period for:
     Interest                                         $   1,560    $       0
                                                      ==========   ==========

     Income Tax                                       $   1,600    $       0
                                                      ==========   ==========

  Noncash investing and financing activities:
     Issued common stock for consulting fee           $  33,125    $     126
                                                      ==========   ==========

                                       F21

                         EYE DYNAMICS, INC. & SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation of Interim Information

In the Opinion of the management of Eye Dynamics, Inc. & Subsidiary (the Company), the accompanying unaudited consolidated financial statements include all normal adjustments considered necessary to present fairly the financial positions as of September 30, 1999 and 1998, and the results of operations for the three months and nine months ended September 30, 1999 and 1998, and cash flows for the nine months ended September 30, 1999 and 1998. Interim results are not necessarily indicative of results for a full year.

The consolidated financial statements and notes are presented as permitted by Form 10-Q, and do not contain certain information included in the Company's audited consolidated financial statements and notes for the fiscal year ended December 31, 1998.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Oculokinetics, Inc. (a California corporation), after elimination of all material intercompany accounts and transactions.

Use of estimates

The preparation of the accompanying consolidated financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that directly affect the results of reported assets, liabilities, revenue, and expenses. Actual results may differ from these estimates.

Cash Equivalents

The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. As of September 30, 1999 and 1998, there were no cash equivalents.

The Company prepares its consolidated statements of cash flows using the indirect method as defined under Financial Accounting Standards Board Statement No. 95.

                                       F22

                         EYE DYNAMICS, INC. & SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounts Receivable

The Company has not established an allowance for doubtful accounts and does not use reserve method for recognizing bad debts. Bad debts are treated as direct write-offs in the period management determines that collection is not probable. Bad debt expense totalled $0 and $375 for nine months ended September 30, 1999 and 1998, respectively.

Inventories

Costs incurred for materials, technology and shipping are capitalized as inventories and charged to cost of sales when revenue is recognized.

Inventories consist of finished goods and are stated at the lower of cost or market, using the first-in, first-out method.

Property and Equipment

Property and Equipment are valued at cost. Maintenance and repair costs are charged to expenses as incurred. Depreciation is computed on the straight-line method based on the estimated useful lives of the assets. Depreciation expense was $1,895 and $1,752 for 1999 and 1998, respectively.

Research and Development

Research and development costs are expensed as incurred.

Income Taxes

The Company accounts income taxes in accordance with Financial Accounting standards Board Statement No. 109.


NOTE 2 - INVENTORIES

Inventories consisted of the following:
                                                             September 30,
                                                         1999          1998
                                                      -----------   -----------
  Finished Goods                                      $   53,451    $   49,433
  Consigned for TESA                                      51,250        61,500
                                                      -----------   -----------

    Total                                             $  105,701    $  110,933
                                                      ===========   ===========

                                       F23

                         EYE DYNAMICS, INC. & SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 3 - LINE OF CREDIT

In October, 1998, the Company established a $65,000 operating line of credit with Wells Fargo Bank at the bank's prime rate plus 2.75%. This line of credit is payable on demand and is personally guaranteed by the Company's president. As of September 30, 1999, the balance due was $12. There was no line of credit established as of September 30, 1998.


NOTE 4 - NOTES PAYABLE
                                                            September 30,
                                                         1999         1998
                                                      ----------   ----------

a.)Notes to Officers, interest at 10%,
   accrued semi-monthly; due 60 days
   after dates of notes; unsecured                    $  23,470    $  28,553

b.)Notes to Others, interest at 12%,
   due on demand, unsecured                              10,000       10,000

c.)Note to TESA Corporation, interest
   at 7% payable on maturity date,
   December 29, 1999; maturing 11% of
   gross revenues, collateralized by
   accounts receivable, inventories,
   patents and a licensing agreement                    396,721      396,721
                                                      ----------   ----------

Total                                                   430,191      435,274

Less current maturities                                 430,191       85,274
                                                      ----------   ----------

Long-term debt, net                                   $       0    $ 350,000
                                                      ==========   ==========

NOTE 5 - INCOME TAXES

The Company files separate federal and state income tax returns with its subsidiary.

Provision for income taxes in the consolidated statements of operations for nine months ended September 30, 1999 and 1998 consist of $1,600 minimum state income taxes in each year, $800 for each corporation.

The Company has net operating loss carryforwards of $461,761 to reduce future taxable income. The subsidiary has NOL carryforwards of $1,479,644. To the extent not utilized, both carryforwards will begin to expire through 2012.

                                       F24

                         EYE DYNAMICS, INC. & SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 6 - COMMON STOCK TRANSACTIONS

In 1999, the Company issued 88,833 shares of its common stock to a consultant, in the amount of $33,125, for his service rendered.


NOTE 7 - STOCKS OPTIONS

In December, 1996, the Company granted 300,000 shares of stock purchase options to principals of Impairment Detection Services, Ltd., as compensation for rescission of Distributor and Preferred Manufacturer Agreements dated on March 8, 1996. The options are exercisable at $0.20 per share and expire on December 20, 1999.

In addition, the Company had 3,250,000 stock options at various exercise prices and expiration dates. In 1999, there were 750,000 stock options exercised.

In 1999, the Company granted 60,000 non-qualified stock options to directors at fifty-four cents ($.54) through September 2001.

A summary of options outstanding as of September 30, 1999 is shown as follows:

         Exercise         No. of shares      Expiration
          Price            Outstanding          Date
         --------         -------------      ----------
          $.20               300,000          12/1999
          $.10               400,000           1/2000
          $.54                60,000           9/2001
          $.25             1,000,000          11/2001
          $.375            1,000,000          11/2001
          $.001              100,000          11/2001
                           ----------
                           2,860,000
                           ==========

NOTE 8 - EARNINGS (LOSS) PER SHARE

Earnings per share is based on the weighted average number of shares of common stock and common stock outstanding during the period. Earnings per share is computed using the treasury stock method. Had the Stock Options (See Note 6) been issued as of September 30, 1999, the Company's earnings (loss) per share would have been $0.0016 and ($.0063) for three and nine months ended September 30, 1999, respectively.

                                       F25

                         EYE DYNAMICS, INC. & SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 9 - LEASE COMMITMENTS

The Company leases its office facilities for $768 per month. The lease expires April 2001. Rent expense totaled $6,912 and $7,599 for 1999 and 1998, respectively.

The Company leases various office equipments at $185 per month which commence to expire in 1999.

As of September 30, 1999, the minimum commitments under these leases are as follows:
                      December 31,         Amounts
                      ------------        --------
                      1999                $  2,304
                      2000                   9,216
                      2001                   3,072
                                          ---------
                      Total               $ 14,592
                                          =========

NOTE 10 - GOING CONCERN

The accompanying consolidated financial statements are presented on the basis that the Companies are going concerns. Going concern contemplates the realization of assets and the satisfaction of liabilities in the normal course of business over a reasonable length of time. As shown in the accompanying consolidated financial statements, the Company incurred net losses of $73,695 for nine months ended September 30, 1999, and as of that date, the Company had accumulated deficit of $3,007,830, a working capital deficiency of $557,854 and a deficit in net worth of $539,628.

Management is currently involved in active negotiations to obtain additional financing and actively increasing marketing efforts to increase revenues. The Company continued existence depends on its ability to meet its financing requirements and the success of its future operations. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.


NOTE 11 - YEAR 2000

The Year 2000 issue is the result of shortcomings in many electronic data processing systems and other electronic equipment that may adversely affect the Company's operations as early as fiscal year 1999.

The Company had assessed its various types of electronic equipment and does not believe the Year 2000 issue will pose significant operational problems.

                                       F26

PART III
--------

ITEM 1            INDEX TO EXHIBITS
------            -----------------

                  See Description of Exhibits below

ITEM 2            DESCRIPTION OF EXHIBITS
------            -----------------------

                  The following exhibits are filed herewith:

                  EXHIBIT NO.      DESCRIPTION
                  -----------      -----------

                  3(i)             Articles of Incorporation, as amended

                  3(ii)            Bylaws

                  4                Specimen Stock Certificate

                                   Material Contracts:

                  10.1 Employment Agreement, dated April 1, 1989 with Charles E. Phillips

                  10.2 Employment Agreement, dated December 1, 1989 with Barbara J. Mauch

                  10.3 Exclusive Licensing Agreement, dated November 1, 1989 with Ronald A. Waldorf

                  27               Financial Data Schedule